January 25, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	First Social Networx Corp. (“the Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-177785 Filed January 25, 2012

Dear Ms. Mills-Apenteng:

In response to your letter of January 10, 2012 addressed to the Company with your comments on the Company’s Amended Registration Statement on Form S-1/A, filed December 19, 2011, we herewith transmit the Company’s Second Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Business Summary, page 4

1.

Your disclosures on page 4 and elsewhere throughout the filing indicate that you will need to raise $475,000 in addition to the $45,000 that you hope to raise from this offering, assuming all shares are sold, in order to execute your business plan. However, your disclosures on page 10 indicate that you will require a total of $475,000 or $430,000 in addition to the maximum of $45,000 that you seek to raise in this offering. Please clarify these apparent inconsistencies and revise your disclosures accordingly.

RESPONSE:

We concur with the Staff and revised the prospectus throughout to reflect the following verbiage:

We need to raise $475,000 ($430,000 in addition to the maximum of $45,000 that we are seeking to raise through this offering)

Risk Factors

“Our Offering is Being Conducted by our Sole Officer and Director …,” page 5

2.

We note your revisions to the risk factor in response to prior comment 7, and we reissue our prior comment. Please revise the risk factor subcaption to specifically and briefly describe what risk a best efforts offering poses from the point of view of the potential investors. Your disclosure in the text of the risk factor should clarify, at a minimum, that though your sole officer and director will attempt to sell the shares, there can be no assurance that all of the shares offered under the prospectus will be sold or that the proceeds raised from the offering, if any, will be sufficient to cover the costs of the offering.

RESPONSE:

We concur with the Staff and revised the risk factor and caption as follows:

OUR OFFERING IS BEING CONDUCTED BY OUR SOLE OFFICER AND DIRECTOR WITHOUT THE BENEFIT OF AN UNDERWRITER WHO WOULD HAVE CONFIRMED THE ACCURACY OF THE DISCLOSURE IN OUR PROSPECTUS.

We have self-underwritten our offering on a “best efforts” basis, which means: no underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in the prospectus or to provide input as to the offering price;  our sole officer and director will attempt to sell the shares and there can be no assurance that all of the shares offered under the prospectus will be sold or that the proceeds raised from the offering, if any, will be sufficient to cover the costs of the offering; and there is no assurance that we can raise the intended offering amount.

“We are unable to provide a time table …,” page 10

3.

We note your added risk factor in response to prior comment 10. It is unclear why you are not able to provide an estimated timeline regarding how you anticipate using the proceeds from the offering during the next 12 months. Please clarify whether you intend to do nothing with the proceeds for the next 12 months if you do not raise the $430,000 in additional financing you claim is necessary to fully implement your business plan. Alternatively, if you plan to use the proceeds from the offering as they are raised, and as you indicate in the Use of Proceeds section, please revise your disclosures accordingly.

RESPONSE:

We concur with the Staff and added the following language to the Risk Factor:

We intend to allocate $12,400 of the raise to offering and administrative expenses. The remaining $32,600 is intended for service development activities, such as analyzing which software firms, computers, and hosting firms are needed to implement our services. We will use the proceeds from the offering as they are raised.  The Use of Proceeds table below provides the anticipated allocation of the funds upon receipt of 30%, 50%, 75% or 100% of the proceeds raised.

“If our registration statement is declared effective, we will be subject to the SEC’s reporting requirements …,” page 12

4.

You state that as of the date of this prospectus, the funds currently available to you will not be sufficient to meet your reporting obligations. Quantify, to the extent possible, the anticipated funds necessary to meet your reporting obligations. In addition and consistent with your disclosure elsewhere, clarify here and in the risk factor that begins “Stockholders may have limited access to information …” on page 14, that you will have a limited reporting obligation upon effectiveness of this registration statement pursuant to Section 15(d) of the Exchange Act.

RESPONSE:

We concur with the Staff and revised the prospectus adding the anticipated funds necessary to meet the reporting obligations and stating that the company will have a limited reporting obligation upon effectiveness of this registration statement pursuant to Section 15(d) of the Exchange Act, both here and in the last risk factor.

Dilution, page 15

5.

We note your response to prior comment 11. As previously requested, please provide the calculations that support your disclosures of the “net tangible book value per share after offering” and “increase in book value attributable to new shareholders” assuming 30%, 50%, 75% and 100% of the shares are sold in the offering, as we are unable to recalculate the amounts provided.

RESPONSE:

We reviewed our calculations.  We noted that we had an error in our calculation, since we used total assets and not tangible net worth in our calculation.  We also corrected the statement “increase in book value attributable to new shareholders”, as the statement should refer to the original shareholders for the amount stated.   Our raise is through our own efforts and there will be no offering costs incurred.  Our calculations are as follows:

	audit	30%	50%	75%	100%

net tangible worth	6,900	6,900	6,900	6,900	6,900
investment at offer		13,500	22,500	33,750	45,000
cost of raise		—	—	—	—
net tangible worth	6,900	20,400	29,400	40,650	51,900

outstanding prior to investment	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000
new issues		900,000	1,500,000	2,250,000	3,000,000
total shares outstanding	9,000,000	9,900,000	10,500,000	11,250,000	12,000,000

net worth per share	$0.0008	$0.0021	$0.0028	$0.0036	$0.0043

change in value (increase to original shareholders)		$0.0013	$0.0020	$0.0028	$0.0036

dilution to new shareholders:
investment value		$0.0150	$0.0150	$0.0150	$0.0150
dilution (price paid - net worth per share after purchase)		$0.0129	$0.0122	$0.0114	$0.0107
		13.7%	18.7%	24.1%	28.8%

TABLE
		If 30% of	If 50% of	If 75% of	If 100% of
		shares sold	shares sold	shares sold	shares sold

Book value before offering		$0.0008	$0.0008	$0.0008	$0.0008
Book value per share after offering		$0.0021	$0.0028	$0.0036	$0.0043
Net increase to original shareholders		$0.0013	$0.0020	$0.0028	$0.0036
Decrease in investment to new shareholders		$0.0129	$0.0122	$0.0114	$0.0107
Dilution to new shareholders		13.7%	18.7%	24.1%	28.8%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

6.

We note the revisions made to your use of proceeds table in response to our prior comment 12. Please further revise to explain in greater detail how your business plan will be impacted based on the amount of shares sold in the offering. For instance, it is unclear how your service development expenditures will differ if, for example, 30% versus 100% of the shares are sold in this offering. In this regard, your disclosures should include a discussion of the consulting and web design/hosting services you will obtain, the marketing and branding activity you will conduct, and the computer and office equipment you will purchase to implement your business plan assuming 30%, 50%, 75% and 100% of the shares are sold in the offering.

RESPONSE:

We concur with the Staff and revised the prospectus to reflect the following verbiage:

We anticipate that the $45,000 we intend to raise in this offering will be sufficient to complete the investigation and analysis of what computer/software/network is necessary to operate the social network service. Efforts will be proportional to funds raised to achieve these results. Raising less than the $45,000 will decrease funds for the investigation and analysis as to computer/software/network.   The first money raised, of course, will be set aside and used for meeting our reporting requirements to the Securities Exchange Commission and the State of Florida.

Our business plan and allocation of proceeds will vary to accommodate the amount of proceeds raised by the sale of securities hereunder and through other financing efforts. The Use of Proceeds table shows an increase in funds allocated to each category of expenses under our business plan somewhat in proportion to the percentage of shares sold (whether 30%, 50%, 75% or 100%). Initially, we intend to interview web design/hosting service firms to assist in developing the website and provide the hosting services, but would not engage these service providers unless and until sufficient funds were raised. We intend to interview marketing and advertising agencies to assist in developing the marketing and advertising/promotional plans, but again would not engage these service providers unless and until sufficient funds were raised and then the terms of the engagement would be dependent upon amount of capital available.  Initially, Ms. Stark will provide her home office computer and office equipment at no cost, but as computer hardware and software needs increase (and funds are available), new equipment to meet the web design/hosting requirements will be acquired. However, we estimate that we will require as much as $475,000 ($430,000 in addition to the maximum of $45,000 that we are seeking to raise through this offering) in order to establish operations of a sufficient size and quality to ensure the competitiveness of our business and to generate significant revenues to support an office outside Ms. Stark’s home. Nevertheless, if our potential to raise capital appears exhausted, our management may decide to modify our business plan on a reduced scale and quality. A decision by management to implement our business plan on a reduced scale and quality may occur at any juncture during the early stages of our business development, whether we have raised 30%, 50%, 75% or 100% of the proceeds that we will be seeking to raise through this offering.

Liquidity and Capital Resources, page 25

7.

We note your response to prior comment 13 and your revised disclosures on page 23 where you now state that the proceeds from this offering will satisfy your cash requirements for a limited time. As previously requested, please revise your liquidity discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 30%, 50%, 75% and 100% of the securities in this offering. In this regard, your plan of operation and liquidity disclosures seem to put more emphasis on how you will implement your business plan assuming you are able to raise an additional $475,000 after the offering, however, it remains unclear to what extent you will be able to conduct your operations with only your currently available funds and the proceeds from this offering. Please revise your disclosures accordingly.

RESPONSE:

We have included the statement within our amendment, in regard to our liquidity:

Our current cash on hand is $8,900 which will be used to meet our current obligations.  However, our current cash is not sufficient to meet the new obligations associated with being a company that is fully reporting with the SEC.  Based on our disclosure above under “Use of Proceeds,” we anticipate that any level of capital raised above 30% will allow us minimal operations for a twelve month period while meeting our state and SEC required compliance obligations. Nonetheless, even the sale of 100% of the securities in this offering will not provide sufficient capital to fully implement the business plan, but it will provide for vetting of the business plan to support pursuing investment capital.

8.

In addition, we note your revised disclosure on page 23 where you state “[s]ubstantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Florida and maintain our status as a reporting issuer with the SEC.” Tell us the amount you anticipate spending in order to remain in good standing with the State of Florida and to maintain your reporting status with the SEC once your registration statement is effective and tell us where this is reflected in your use of proceeds table. In addition, please reconcile the statement on page 23 to your disclosure on page 15 where you indicate if you are only able to sell less than 30% of the securities in the offering, substantially all of the funds raised will be spent on assuring that you meet your corporate and disclosure requirement. Please revise your disclosures as necessary.

RESPONSE:

We revised the Use of Proceeds table to have line items for SEC reporting and State of Florida fees. We also revised the disclosure on page 23 to reconcile the disclosure.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   First Social Networx Corp.’s  Form S-1/A-2 Registration Statement